Kimberly K. Rubel (312) 569-1133 Kimberly.Rubel@dbr.com

February 14, 2017

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
BY HAMILTON LANE INCORPORATED
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED. THE COMPANY IS REQUESTING CONFIDENTIAL TREATMENT WITH RESPECT TO THE BRACKETED PORTIONS OF THIS LETTER.

VIA EDGAR, EMAIL AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Chris Dunham
Chris Winters
Robert Klein
Michelle Miller

Re:    Hamilton Lane Incorporated
Registration Statement on Form S-1
File No. 333-215846
Ladies and Gentlemen:
On behalf of our client, Hamilton Lane Incorporated (the “Company”), we are providing the following information to the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-215846) (the “Registration Statement”) in connection with the initial public offering of the Company’s Class A common stock (the “Offering”).
The purpose of this letter is to revise the proposed preliminary price range information relating to the Offering for the Commission’s review. The Company advises the Staff that since the letter provided to the Staff on February 9, 2017 (the “Letter”), based on consultations with the managing underwriters in the Company's initial public offering (the “IPO”), if the marketing of the IPO were to commence today, the Company's present view is that the estimated offering range would reflect an implied [*]-for-[*] reverse stock split, rather than the [*]-for-[*] reverse stock split previously indicated in the Letter. Giving effect to the [*]-for-[*] reverse stock split of HLA units, the value of HLA units issued in March 2016 would have equaled approximately $[*] per unit, slightly different than the implied valuation previously indicated in the Letter. The Company's revision to the implied reverse stock split is the result of a further refinement of the valuation analysis that the Company and underwriters have been conducting.
As described in the Registration Statement and the Letter, the Company will undertake certain transactions as part of a corporate reorganization in connection with the Offering. Following this reorganization and the Offering, the Company will be a holding company and its sole asset will be an

CONFIDENTIAL TREATMENT REQUESTED
BY HAMILTON LANE INC.
U.S. Securities and Exchange Commission
February 14, 2017

equity interest in Hamilton Lane Advisors, L.L.C. (“HLA”), of which it will serve as the sole managing member. At the completion of the Offering, certain of the original members of HLA will become holders of the Company’s Class B common stock and Class B units of HLA, and certain other original members will become holders of Class C units of HLA and certain other original members will participate in an exchange and receive Class A common stock of the Company. Following the Offering, the Company will hold all of the outstanding Class A units of HLA, which we expect upon the completion of this offering will represent in aggregate the right to receive approximately [*]% of the distributions made by HLA.
The initial offering price to the public of the Company’s Class A common stock is expected to be between $[*] and $[*] per share. As described above, this range reflects an implied [*]-for-[*] reverse stock split, as it is expected that approximately [*] shares of the Company’s Class A common stock will be issued in the Company’s reorganization for every [*] HLA units outstanding at the time of the offering. In connection with the offering, HLA will engage in a corresponding reverse split of units to maintain a one-to-one ratio between the value of Class A common stock and HLA units.
    HLA last issued options to purchase membership interests in 2007, and most recently issued restricted interests in March 2016. These restricted interests were issued at a valuation of $9.48 per unit, based on an independent valuation performed as of December 31, 2015. Giving effect to the [*]-for [*] reverse split of HLA units, the value of HLA units issued in March 2016 would have equaled approximately $[*] per unit.
The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided above absent an unforeseen, material change in circumstances.
Please do not hesitate to contact me at (312)569-1133 if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via E-mail
Robert Cleveland, General Counsel
Lydia Gavalis, Deputy General Counsel
Hamilton Lane Incorporated

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP